October 24, 2005


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549


                  RE:      SEALIFE CORPORATION
                  REGISTRATION STATEMENT ON FORM SB-2 (FILE NO. 333-122266) FORM R-W APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

         Sealife Corporation, a Delaware corporation (the "Company"), hereby respectfully requests that the Company's Registration Statement on Form SB-2 (File Number 333-122266) (the "Registration Statement") be withdrawn as of the date hereof pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The Company's request is based on the fact that the Company has determined not to pursue the proposed offering as described in the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act of 1933, as amended. The Registration Statement was never declared effective and no securities of the Company were sold pursuant thereto.

         If you have questions regarding this matter, please contact the undersigned at (310) 666-6404. Thank you for your assistance.


                                   Sincerely,

                                   SeaLife Corporation

                                   By:     /s/ Robert McCaslin
                                       -----------------------------------------
                                   Name:   Robert McCaslin
                                   Title:  President and Chief Executive Officer